Exhibit 12.1

Trinity Place Holdings Inc.

Statement of Computation of Ratio of Earnings to Fixed Charges

($ in thousands)

	Transition Period from March 1, 2015 to December 31, 2015	Nine Months Ended September 30, 2016
Earnings:
Loss before taxes	$(6,494)	$(4,753)
Add: Fixed Charges	1,825	1,867
Less: Capitalized Interest	(1,201)	(1,438)
Less: Capitalized deferred financing costs	(228)	(258)
Earnings as defined	(6,098)	(4,582)

Fixed Charges:
Interest expense	333	111
Capitalized interest	1,201	1,438
Amortization of deferred financing costs	63	60
Capitalized deferred financing costs	228	258
Total fixed charges	1,825	1,867
Deficiency of earnings to cover fixed charges(1)(2)	$(7,923)	$(6,449)

(1) For the purpose of this table, "earnings" consists of income (loss) from continuing operations before income taxes, plus fixed charges and amortization of capitalized interest, less interest capitalized. "Fixed charges" consists of interest expensed and capitalized related to indebtedness and amortization of deferred financing costs and capitalized related to indebtedness. We had no earnings for the transition period from March 1, 2015 to December 31, 2015 and for the nine months ended September 30, 2016.

(2) In each of the periods presented, earnings were insufficient to cover fixed charges. The ratio of earnings to fixed charges was less than one-to-one for each of the periods presented. We have not included a ratio of earnings to combined fixed charges and preferred stock dividends because we do not have any preferred stock outstanding as of the date of this prospectus.